UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March. 2011

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report for the Guanaceví Project

99.2	Consent of Dibya Kanti Mukhopadhyay, MSc., MAusIMM.

99.3	Consent of Robert J. Leader, P.Eng.

99.4	Consent of William J. Lewis, BSc., P.Geo.

99.5	Consent of Charley Z. Murahwi, MSc., P.Geo., MAusIMM.

99.6	Certificate of Author Dibya Kanti Mukhopadhyay, MSc., MAusIMM.

99.7	Certificate of Author Robert J. Leader, P.Eng.

99.8	Certificate of Author William J. Lewis, BSc., P.Geo.

99.9	Certificate of Author Charley Z. Murahwi, MSc., P.Geo., MAusIMM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: March 21, 2011	By:	/s/ Bradford Cooke

Bradford Cooke
	Title:	Chairman & CEO